CONSENT OF AUTHOR

March 20, 2020

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
Manitoba Securities Commission
Autorité des marches financiers
Ontario Securities Commission
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
B2Gold Corp.

Dear Sirs/Mesdames:

Re:  Filing of Technical Report by B2Gold Corp.

I, Ken Jones, P.E., consent to the public filing of the technical report titled "Fekola Gold Mine, Mali, NI 43-101 Technical Report", that has an effective date of December 31, 2019 (the "Technical Report") by B2Gold Corp. ("B2Gold").

I also consent to any extracts from, or a summary of, the Technical Report in the Annual Information Form of B2Gold dated March 20, 2020 (the "AIF").

I certify that I have read the AIF filed by B2Gold and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

(Signed) "Ken Jones"
Ken Jones, P.E.